Exhibit 99.1

CERTIFICATION IN THE FORM SPECIFIED UNDER
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Press Release related to the First Quarter Financial Statements Report of Biomira Inc. (the “Company”) on Form 6-K for the period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, T. Alexander McPherson, M.D., PhD., President and Chief Executive Officer of the Company, voluntarily certify, even though not required in connection with this Report, in the same form as specified under 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

          (1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ T. Alexander McPherson

T. Alexander McPherson, M.D., PhD.
President and Chief Executive Officer
April 30, 2004